Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction
ISOA, Inc. (dba Yield Metrology Group)	Texas
Rudolph Technologies Europe, B.V.	Netherlands
Rudolph Technologies Japan KK	Japan
August Technology Corporation	Minnesota
August Technology Ltd. (a subsidiary of August Technology Corporation)	United Kingdom
Semiconductor Technologies & Instruments, Inc. (a subsidiary of August Technology Corporation)	Delaware